

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

VIA U.S. MAIL

Troy Lowrie
Chairman and Chief Executive Officer
VCG Holding Corp.
390 Union Boulevard, Suite 540
Lakewood, CO 80228

> **Re:** **VCG Holding Corp.**
> **Schedule 13E-3**
> **File No. 005-79041**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-32208**
> **Filed December 23, 2010**

Dear Mr. Lowrie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Based on disclosure in the Schedule 13D filed November 12, 2010, Lowrie Management LLLP and Lowrie Investment Management, Inc. share beneficial ownership with Troy Lowrie, and LTD Investment Group, LLC shares beneficial ownership with Michael Ocello. Please add Lowrie Management LLLP, Lowrie Investment Management, Inc., and LTD Investment Group, LLC as filing persons on the Schedule 13E-3 or explain why they should not be so included. Please refer to Section III of Release No. 34-17719 and Going Private

Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure
Interpretation 201.05 (available on our website) for additional guidance.

2. Each filing person must individually comply with the filing, dissemination, disclosure,
    and signature requirements of Schedule 13E-3. Therefore, you will need to include all of
    the information required by Schedule 13E-3 and its instructions for all filing persons,
    including those added in response to the preceding comment. In addition, be sure that
    each new filer signs the Schedule 13E-3.

3. We note the disclosure under various items of the Schedule 13E-3. Please note that the
    Schedule 13E-3 must incorporate by reference the information contained in the proxy
    statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of
    Schedule 13E-3. Please revise so that the information under each item appears in the
    proxy statement and is incorporated by reference in the Schedule 13E-3.

Introduction, page 1

4. We note the statement that "none of the Filing Persons, including us, takes responsibility
    for the accuracy of any information not supplied by such Filing Person." This statement
    is inconsistent with the disclosures in the filing, including the signature pages, and
    operates as an implied disclaimer of responsibility for the filing. Please revise.

5. Please revise the last paragraph on this page to remove any indication that the filing does
    not constitute an admission by any filing person that it is an affiliate of VCG Holding
    Corp. The identification of a filing person on the Schedule 13E-3 renders such a
    disclaimer inappropriate.

Item 13. Financial Information, page 14

6. It appears that you do not believe that pro forma financial information pursuant to Item
    13 of Schedule 13E-3 is applicable. Please advise of your basis for not disclosing this
    financial information as set forth in Item 1010 of Regulation M-A.

Schedule 14A

General

7. Please provide the disclosure required by Item 1004(e) and Item 1012(d) and (e) of
    Regulation M-A.

8. Please mark your form of proxy "Preliminary Copy," as required by Rule 14a-6(e)(1).

9. Please provide the information required by Item 14(c)(1) of Schedule 14A, or tell us why
    you believe this information is not required.

Summary Term Sheet, page 1

10. Please revise your summary term sheet to include a brief summary of whether each filing person has determined that the transaction is fair to the unaffiliated shareholders of the issuer and a more detailed description of the accounting treatment of the transaction. Refer to Item 1001 of Regulation M-A and Section II.F.2. of Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Questions and Answers about the Special Meeting and the Merger, page 9

11. Please revise this section to avoid duplication of disclosure already appearing in the Summary Term Sheet.

What happens if one of the parties to the merger terminates the merger agreement?, page 13

12. Please revise the answer to quantify the termination fee and reverse termination fee.

Cautionary Statements Regarding Forward-Looking Information, page 15

13. Please relocate this section so that it appears at some point after your Special Factors section. Items 7, 8, and 9 of Schedule 13E-3 should appear in the Special Factor section at the beginning of the proxy statement immediately following the summary term sheet.

Background of the Merger, page 16

14. Please disclose the method of selection, as opposed to the criteria for selection, of North Point Advisors. See Item 1015(b)(3) of Regulation M-A.

15. Please disclose why the merger covered by the Rick's LOI was never consummated.

16. We note the reference on page 20 to the August 17, 2010 meeting in which it appears North Point Advisors reviewed, updated, and provided an "updated valuation analysis" to the Special Committee. We further note additional updated valuation analyses and reports presented to the Special Committee in meetings on August 27, September 3, October 17, October 27, and November 9, 2010. Any materials prepared by North Point Advisors in connection with its fairness opinion, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the Board generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by North Point Advisors, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or

filed, please revise to summarize all the presentations made by North Point Advisors, and file any additional reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Recommendation of the Special Committee and VCG's Board of Directors, page 25

17. On page two of the proxy statement, you define "unaffiliated shareholders" as VCG shareholders other than Mr. Lowrie, Mr. Ocello and certain of their affiliated entities. Please note that the staff considers officers and directors of the Company as affiliates. Please revise the fairness determinations of all filing persons to address both substantive and procedural fairness to unaffiliated shareholders only. See Item 1014(a) of Regulation M-A.

18. Many of the factors supporting the fairness determination of the Special Committee are duplicative. Consider, as an example only, how the third and fourth bullet points on page 26 represent identical considerations. We also note that the provisions from the merger agreement cited on pages 26 and 27 are duplicative of other factors. Please revise

19. Please remove the references to "arm's length" negotiations throughout the filing. These characterizations are inappropriate in a transaction with affiliates. Please revise the first and third bullet points on page 25 and the fourth and fifth bullet points on page 26 to briefly explain why the Special Committee considered these to be generally positive or favorable factors in recommending the transaction, or why these factors indicate fairness.

Opinion of North Point Advisors, page 30

20. Please disclose the forecasts utilized by North Point Advisors.

Comparable Public Trading Multiple Analysis, page 32

21. Please revise to briefly explain what makes the listed companies' operations similar to yours and what makes the group of microcap restaurants more comparable than the group of entertainment companies.

22. Please tell us whether any additional transactions that fit the criteria were not used and why not. Apply this comment to the comparable precedent transaction analysis as well.

Comparable Precedent Transaction Analysis, page 34

23. Please revise the list to disclose the dates of the precedent transactions.

24. Please revise to disclose the "performance issues" affecting the restaurants in the list and discuss whether these performance issues limit the comparability of the precedent transaction to the proposed transaction.

Limitations on North Point Advisors' Analyses and Opinion, page 37

25. The description of the fee contained in the next to last paragraph on page 38 does not
   appear consistent with the description in the opinion letter. Please advise, or revise your
   disclosure.

Position of Family Dog, FD Acquisition Co., Mr. Lowrie and Mr. Ocello as to Fairness, page 39

26. Please revise the last paragraph of this section to delete the statement that the disclosure
   "is believed to include all material factors" considered by the filing persons. It is unclear
   what prevents the filing persons from making an unqualified statement in this respect.

Certain Effects of the Merger, page 41

27. Please revise to discuss here, or in the tax consequences section, the tax effects to each
   filing party on the Schedule 13E-3. Refer to Item 1013(d) of Regulation M-A.

28. Please revise to discuss the effect that the merger will have upon Mr. Lowrie's and Mr.
   Ocello's interests in the net book value and net earnings of VCG Holding Corp. in terms
   of both dollar amounts and percentages. Please also disclose Mr. Lowrie's and Mr.
   Ocello's percentage interests in the net book value and net earnings of the Company prior
   to the merger. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Interests of VCG's Directors and Officers in the Merger, page 43

29. Please more prominently disclose the concurrent real estate transaction with Mr. Lowrie.

Financing of the Merger, page 46

30. We note that the transaction will be financed in part by a $2.65 million line of credit
   available to Lowrie Management LLLP. Please revise to disclose all information called
   for by Item 1007(b) and (d) of Regulation M-A, including the name of the party
   extending the line of credit, stated and effective interest rates, and any other material
   terms or conditions. Also, please file a copy of the credit agreement as an exhibit to the
   amended Schedule 13E-3. Refer to Item 1016(b) of Regulation M-A.

Litigation Related to the Merger, page 47

31. Please provide us with copies of the complaints related to the proposed transaction.

Solicitation of Proxies and Expenses, page 51

32. We note that proxies may be solicited by telephone, facsimile, electronic mail, or in
   person. Please confirm that you will file all written soliciting materials, including any
   scripts to be used in soliciting proxies by personal interview or telephone.

The Merger Agreement, page 52

33. We note your statements that the representations and warranties described in the proxy statement were made solely for purposes of the merger agreement and that the merger agreement is described in the proxy statement and included as Appendix A only to provide investors with information regarding its terms and conditions. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Representations and Warranties, page 55

34. Please delete the first paragraph of this section as it appears to duplicate the disclaimer in the antepenultimate paragraph on page 52.

Stock Repurchases by VCG and Stock Purchases by Mr. Lowrie, Mr. Ocello and Family Dog, page 78

35. Please conform the disclosures appearing in this paragraph to the provisions of Item 1002(f) of Regulation M-A.

Where You Can Find More Information, page 82

36. We note that you incorporate by reference into your preliminary proxy statement your Forms 10-K and 10-Q, each of which include a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Please revise to state that the safe harbor provisions in the periodic reports incorporated by reference to the proxy statement do not apply to any forward-looking statements you make in connection with the going private transaction. Please also refrain from referring to such safe-harbor provisions in any future filings, press releases, or other communications relating to this going private transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person, and if applicable, its management are in possession of all facts relating to such filing person's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217, David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503, or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (303) 223-8032
        Rikard D. Lundberg
        Brownstein Hyatt Farber Schreck, LLP